File No. 82-34735

PRESS RELEASE

from ASSA ABLOY AB (publ)

4 March 2004
No. 2/04

ASSA ABLOY acquires Security Merchants Group

ASSA ABLOY has signed an agreement to acquire the Security Merchants Group in Australia and New Zealand. Security Merchants has developed a leading position in the specification and supply of electronic and electromechanical security solutions.

Electronics and electromechanics are suitable technologies to solve the increasing demand of convenience in addition to the normal safety- and security requirements for public buildings. The important interaction with the mechanical security products, e.g. locks, and the different control devices will be more important to manage and control. With few exceptions the specification, sales and distribution of mechanical security products and electromechanical security solutions is going through different channels. This acquisition will give direct access to access control project specifications in public buildings in the region.

The merger of Security Merchants strengths with ASSA ABLOY's electromechanical range and Lockwood's mechanical architect specification force will provide a complete security solution and direct access to customer feedback in the electromechanical field.

Security Merchants was established in 1992 with the purpose of supplying innovative and reliable security products. Security Merchants has expanded to become one of the leaders in the industry, now supported by nine branches throughout Australia and New Zealand with 50 employees.

The company stocks, specifies and sells a complete range of electronic security equipment covering the Intruder Alarms, Access Control and CCTV-systems. The product range also complements ASSA ABLOY's offering to the Residential customer.

Security Merchant's professionalism and entrepreneurial approach will further strengthen ASSA ABLOY's Asia Pacific management team and the Group sees exciting opportunities to extend the concept within the region.

Security Merchants Group, with sales of NZD 32 M in 2003, was acquired for an undisclosed sum but will be EPS positive immediately.

Further information can be obtained from

Bo Dankis, President and CEO, tel: +468 506 485 42
Göran Jansson, Deputy CEO and CFO, tel: +46 8 506 485 72
Martin Hamner, Director of Investor Relations and Group Controller, tel: + 46 8 506 485 79

ASSA ABLOY AB (publ)
Box 70340, SE 107 23 Stockholm
Tel: +46 8 506 485 00, Fax: + 46 8 506 485 85
www.assaabloy.com

The ASSA ABLOY Group is the world's leading manufacturer and supplier of locking solutions dedicated to satisfying end-user needs for security, safety and convenience. The Group has about 30,000 employees and annual sales of approximately EUR 3 billion.

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